•	EX-99.2.
Changes in Affiliates (Addition)
1. Company to be affiliated
•   Company Name: POS-MINERALS Corporation
•   Total Asset (KRW) : 48,154,200,000
•   Total Equity (KRW): 48,154,200,000
•   Total Liabilities (KRW): -
•   Total Capital (KRW): 48,154,200,000
•   Purpose of the company : to engage in development and sales of molybdenum mine
2. Name of Company Group: POSCO
3. Reason for Addition: Incorporation of a new corporation
4. Total number of affiliated companies after additional affiliation: 88
5. Date of Addition: February 27, 2008
6. Others
•	POSCO CANADA LTD. (an oversea subsidiary of POSCO) and Samjung P&A (a domestic subsidiary of POSCO) invest 85% and 15% stake of POS-MINERALS Corporation.

•	The above amount is applied with the exchange rate on February 27, 2008 (~~W~~ /$= 944.20).